Exhibit 12

Principal Financial Group, Inc.
Computation of Earnings to Fixed Charges Ratio

		For the nine months ended September 30,		For the years ended December 31,
		2010	2009	2009	2008	2007	2006	2005
		(in millions)
1.	Income from continuing operations before income taxes	$577.6	$576.3	$745.8	$461.3	$1,072.4	$1,351.6	$1,138.6
2.	Interest expense	91.8	87.7	118.0	110.3	115.3	86.0	77.8
3.	Interest factor of rental expense	5.0	6.6	6.7	8.8	12.3	11.1	7.0
4.	Undistributed income from equity investees	(66.0)	(44.2)	(69.4)	(20.4)	(71.6)	(62.7)	(34.1)
5.	Earnings before interest credited on investment products	608.4	626.4	801.1	560.0	1,128.4	1,386.0	1,189.3
6.	Interest credited on investment products	449.4	560.9	725.3	993.5	988.3	901.1	832.2
7.	Earnings	$1,057.8	$1,187.3	$1,526.4	$1,553.5	$2,116.7	$2,287.1	$2,021.5

8.	Interest expense	$91.8	$87.7	$118.0	$110.3	$115.3	$86.0	$77.8
9.	Interest factor of rental expense	5.0	6.6	6.7	8.8	12.3	11.1	7.0
10.	Preferred stock dividends by registrant	24.7	24.7	33.0	33.0	33.0	33.0	17.7
11.	Fixed charges before interest credited on investment products	121.5	119.0	157.7	152.1	160.6	130.1	102.5
12.	Interest credited on investment products	449.4	560.9	725.3	993.5	988.3	901.1	832.2
13.	Fixed charges	$570.9	$679.9	$883.0	$1,145.6	$1,148.9	$1,031.2	$934.7

14.	Ratio of earnings to fixed charges before interest credited on investment products (Line item 5/Line item 11)	5.0	5.3	5.1	3.7	7.0	10.7	11.6

15.	Ratio of earnings to fixed charges (Line item 7/Line item 13)	1.9	1.7	1.7	1.4	1.8	2.2	2.2